Exhibit 99.1

● Q3 SaaS ARR growth accelerated to 22% Y/Y reaching ZAR5,106 million

● Presented in USD equivalent, Q3 SaaS ARR growth accelerated to 28% Y/Y reaching USD298 million

● Q3 Cartrack Subscription Revenue growth of 20% Y/Y to ZAR1,236 million

● Karooooo Subscribers increased 16% to 2.6 million (Q3 2025: 2.2 million)

● Karooooo Adjusted EPS increased 11% Y/Y to ZAR8.54 (Q3 2025: ZAR7.67)

● Raising Midpoint of FY26 Revenue Outlook: On Track to Deliver Growth Acceleration

SINGAPORE (January 20, 2026) - Karooooo Limited (“Karooooo”) reported strong results and a positive outlook in the third quarter (“Q3 2026”) ended November 30, 2025. Karooooo owns 100% of Cartrack and 81% of Karooooo Logistics, (collectively, “the group”).

“Our Q3 performance reflects our consistent and disciplined track record of growing our business at scale. We continued to accelerate our subscription revenue while experiencing record net subscriber additions.

Cartrack’s quarterly subscription revenue increased 20% to ZAR1,236 million and ARR increased 22% to ZAR5,106 million, representing a significant acceleration in growth compared to Q3 of the previous year where subscription revenue and ARR each increased 14%. Importantly, our Q3 ARR growth of 22% also accelerated compared to 20% in the previous quarter, and our ARR increased 28% in USD to USD298 million. Q3 also delivered record net subscriber additions, supported by our accelerated growth strategy.

Significant customer expansion and increased adoption of our Video and Cartrack Tag solutions drove this acceleration. While accelerated growth creates timing differences between up-front growth-related expenses, such as sales and marketing expenses, and their realization of future revenue, we believe that accelerating growth – when executed efficiently and supported by strong unit economics and our healthy balance sheet – is the appropriate strategy to drive long-term shareholder value.

We expect our ongoing investment in distribution capacity to create durable advantages that extend beyond the current financial year. Finally, we remain firmly committed to disciplined capital allocation, strong unit economics and our vertically integrated and open operating culture,” said Zak Calisto, Group CEO of Karooooo.

Third Quarter 2026 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q3 2025, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 16% to 2,568,467 (Q3 2025: 2,223,227)

●	Net Cartrack subscriber additions increased 29% to a record of 111,478 (Q3 2025: 86,617)

GROWTH

●	Karooooo’s subscription revenue increased 20% to ZAR1,239 million (Q3 2025: ZAR1,032 million)

●	Cartrack’s subscription revenue increased 20% to ZAR1,236 million (Q3 2025: ZAR1,029 million)

●	Cartrack’s SaaS annualized recurring revenue (“ARR”) as at November 30, 2025, increased 22% to ZAR5,106 million (November 30, 2024: ZAR4,194 million)

●	Karooooo Logistics’s B2B delivery-as-a-service (“DaaS”) revenue increased 24% to ZAR135 million (Q3 2025: ZAR109 million)

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 27% to USD72 million

●	Cartrack’s subscription revenue increased 27% to USD72 million

●	Cartrack’s SaaS ARR increased 28% to USD298 million

●	Karooooo Logistics’s DaaS revenue increased 31% to USD8 million

PROFITABILITY

●	Karooooo’s operating profit increased 14% to ZAR369 million (Q3 2025: ZAR325 million)

●	Cartrack’s operating profit increased 14% to ZAR359 million (Q3 2025: ZAR316 million)

●	Cartrack’s operating profit margin was 28% (Q3 2025: 30%)

●	Karooooo’s adjusted earnings per share increased 11% to ZAR8.54 (Q3 2025: ZAR7.67)

[1]	For convenience purposes only, amounts in South African rand as at November 30, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 17.1229 to U.S.$1.00 (November 30, 2024: ZAR 18.0405), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Third Quarter 2026 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended November 30,
	Cartrack			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %
Subscription revenue	1,235,761	1,028,734	20%	3,338	3,208	4%	1,239,099	1,031,942	20%
Other revenue[1]	39,114	21,903	79%	-	-	-	39,114	21,903	79%
Delivery service	-	-	-	131,617	105,545	25%	131,617	105,545	25%
Revenue	1,274,875	1,050,637	21%	134,955	108,753	24%	1,409,830	1,159,390	22%
Cost of Sales	(335,775)	(276,925)	21%	(95,208)	(74,434)	28%	(430,983)	(351,359)	23%
Gross Profit	939,100	773,712	21%	39,747	34,319	16%	978,847	808,031	21%
Gross Profit Margin	74%	74%		29%	32%		69%	70%
Operating Profit/(loss)	359,474	316,083	14%	9,703	9,092	7%	369,177	325,175	14%
Operating Profit Margin	28%	30%		7%	8%		26%	28%
Adjusted EBITDA (a non-IFRS measure)	577,380	491,264	18%	10,379	9,984	4%	587,759	501,248	17%
Adjusted EBITDA Margin (a non-IFRS measure)	45%	47%		8%	9%		42%	43%

1.	Other revenue is non-subscription-based revenue. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s revenue increased 22% to ZAR1,410 million (Q3 2025: ZAR1,159 million), and subscription revenue increased 20% to ZAR1,239 million in Q3 2026 (Q3 2025: ZAR1,032 million).

Cartrack total revenue increased 21% to ZAR1,275 million (Q3 2025: ZAR1,051 million). Cartrack’s subscription revenue increased 20% to a record ZAR1,236 million in Q3 2026 (Q3 2025: ZAR1,029 million) driven primarily by the acquisition of new customers and selling Video and the Cartrack Tag to existing customers. Subscription revenue represented 97% of Cartrack’s total revenue.

Karooooo Logistics’s revenue increased 24% to ZAR135 million (Q3 2025: ZAR109 million) driven by an increase in e-commerce orders. Karooooo Logistics offers delivery-as-a-service (“DaaS”) to our large enterprise customers wishing to scale and enable their e-commerce operations through a capital light model by connecting them to an elastic fleet of third-party delivery drivers. Karooooo Logistics’s revenue performance may vary quarter to quarter as large customers invest in growing their e-commerce businesses or driving traffic to their physical stores.

Cost of Sales

Karooooo’s cost of sales increased 23% to ZAR431 million (Q3 2025: ZAR351 million).

Cartrack’s cost of sales increased 21% to ZAR336 million (Q3 2025: ZAR277 million). As we strive to accelerate our growth, Cartrack’s cost of sales reflects incremental depreciation as the percentage of subscribers contributing to depreciation expense increases as a percentage of total subscribers. Cartrack’s gross profit margin remained strong at 74% (Q3 2025: 74%), and Cartrack’s subscription gross profit margin was 73% (Q3 2025: 74%).

Karooooo Logistics’s cost of sales increased 28% to ZAR95 million (Q3 2025: ZAR74 million) as we continued to invest in driver acquisition and training to support future growth. Karooooo Logistics’s gross profit margin was 29% (Q3 2025: 32%).

Operating Expenses

	Three Months Ended November 30,
Figures in Rand Thousands	2025	2024	Y-o-Y %
Karooooo’s Operating Expenses	615,491	486,264	27%
- Cartrack	585,441	461,054	27%
- Karooooo Logistics	30,050	25,210	19%

Karooooo’s operating expenses increased 27% to ZAR615 million (Q3 2025: ZAR486 million). Cartrack accounted for ZAR585 million (Q3 2025: ZAR461 million) in operating expenses including investments in infrastructure and headcount to support territorial expansion and distribution growth. Karooooo Logistics accounted for ZAR30 million (Q3 2025: ZAR25 million) of total operating expenses as we continued to invest strategically to scale Karooooo Logistics.

Cartrack’s sales and marketing expenses, a significant portion of our operating expenses, increased 47% to ZAR229 million (Q3 2025: ZAR156 million). As we strive to accelerate our growth, Cartrack’s sales and marketing expenses reflect incremental growth-oriented investments to drive customer acquisition and the adoption of new products such as Video and the Cartrack Tag. Under IFRS, sales and marketing expenses are expensed as incurred, even though the resulting customer relationships generate revenue over extended periods. The fact that the average expected life cycle of our subscription contracts exceeds 60 months, combined with our strong customer retention, creates a timing mismatch between when acquisition costs are expensed and when the related revenue is realized.

We are optimistic that our strategic investment in customer acquisition, including sales headcount, is yielding the desired results and positions us well for continued organic growth. As these benefits begin to materialize, we remain focused on driving improvements in new-sales headcount efficiency in the periods ahead. Our unit economics remain strong as evidenced by our customer lifetime value (LTV) to customer acquisition costs (CAC) ratio, which continues to exceed 9 times and underpins our disciplined approach to growth and customer acquisition.

Cartrack’s general and administration expenses increased 14% to ZAR260 million (Q3 2025: ZAR228 million), reflecting disciplined cost management alongside continued investment in infrastructure to support future growth. We expect these costs to increase gradually over time as we continue to scale the business.

Cartrack’s R&D operating expenses increased 7% to ZAR59 million (Q3 2025: ZAR54 million). The strengthening of the ZAR offset some cost increases, as the majority of our R&D headcount is not in South Africa.

Cartrack provided for expected credit losses of ZAR38 million (Q3 2025: ZAR22 million). Importantly, Cartrack provided for YTD expected credit losses of ZAR87 million (YTD Q3 2025: ZAR83 million).

Cartrack’s expenses as a proportion of subscription revenue aligns with Karooooo’s long-term financial goals and reflect our continued commitment to long-term growth.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue increased to 19% (Q3 2025: 15%)

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue decreased to 21% (Q3 2025: 22%)

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue remained at 5% (Q3 2025: 5%)

Operating Profit and Earnings Per Share

Karooooo’s operating profit increased 14% to ZAR369 million (Q3 2025: ZAR325 million). Earnings per share increased 11% to ZAR8.55 (Q3 2025: ZAR7.68).

Cartrack’s operating profit increased 14% to ZAR359 million (Q3 2025: ZAR316 million), and Cartrack’s operating profit margin was 28% (Q3 2025: 30%). Cartrack’s operating profit and operating profit margin incorporate the strategic investment in incremental sales capacity and acquisition-related expenses to support accelerated growth. Although these growth-oriented investments weigh on short-term operating profitability, we believe that pursuing accelerated growth—when executed efficiently and supported by strong unit economics—is the appropriate strategy to drive long-term shareholder value.

Karooooo Logistics’s operating profit increased 7% to ZAR10 million (Q3 2025: ZAR9 million). Karooooo Logistics’s operating profit margin was 7% (Q3 2025: 8%).

Adjusted EBITDA (a non-IFRS measure)

Karooooo’s Adjusted EBITDA increased 17% to ZAR588 million (Q3 2025: ZAR501 million).

Cartrack’s Adjusted EBITDA increased 18% to ZAR577 million (Q3 2025: ZAR491 million).

Karooooo Logistics’s Adjusted EBITDA increased 4% to ZAR10 million (Q3 2025: ZAR10 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Nine Months Ended November 30, 2025 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to the nine months ended November 30, 2024 (“YTD Q3 2025”), unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 16% to 2,568,467 (YTD Q3 2025: 2,223,227)

●	Net Cartrack subscriber additions of 266,231 (YTD Q3 2025: 251,695)

GROWTH

●	Karooooo’s subscription revenue increased 19% to ZAR3,562 million (YTD Q3 2025: ZAR2,982 million)

●	Cartrack’s subscription revenue increased 20% to ZAR3,553 million (YTD Q3 2025: ZAR2,972 million)

●	Cartrack’s SaaS annualized recurring revenue (“ARR”) as at November 30, 2025, increased 22% to ZAR 5,106 million (November 30, 2024: ZAR4,194 million)

●	Karooooo Logistics’s B2B delivery-as-a-service (“DaaS”) revenue increased 27% to ZAR395 million (YTD Q3 2025: ZAR310 million)

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 26% to USD208 million

●	Cartrack’s subscription revenue increased 26% to USD207 million

●	Cartrack’s SaaS ARR increased 28% to USD298 million

●	Karooooo Logistics’s DaaS revenue increased 34% to USD23 million

PROFITABILITY

●	Karooooo’s operating profit increased 16% to ZAR1,077 million (YTD Q3 2025: ZAR927 million)

●	Cartrack’s operating profit increased 17% to ZAR1,046 million (YTD Q3 2025: ZAR896 million)

●	Cartrack’s operating profit margin was 29% (YTD Q3 2025: 30%)

●	Karooooo’s adjusted earnings per share increased 14% to ZAR25.37 (YTD Q3 2025: ZAR22.19)

[1]	For convenience purposes only, amounts in South African rand as at November 30, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 17.1229 to U.S.$1.00 (November 30, 2024: ZAR 18.0405), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Nine Months Ended November 30, 2025 Financial Overview

Supplemental Financial Information and Business Metrics

	Nine Months Ended November 30,
	Cartrack			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %
Subscription revenue	3,552,954	2,971,790	20%	9,488	9,905	(4)%	3,562,442	2,981,695	19%
Other revenue[1]	82,316	63,631	29%	-	-	-	82,316	63,631	29%
Vehicle sales	-	2,099	(100)%	-	-	-	-	2,099	(100)%
Delivery service	-	-	-	385,983	300,511	28%	385,983	300,511	28%
Revenue	3,635,270	3,037,520	20%	395,471	310,416	27%	4,030,741	3,347,936	20%
Cost of Sales	(989,728)	(803,506)	23%	(276,429)	(210,322)	31%	(1,266,157)	(1,013,828)	25%
Gross Profit	2,645,542	2,234,014	18%	119,042	100,094	19%	2,764,584	2,334,108	18%
Gross Profit Margin	73%	74%		30%	32%		69%	70%
Operating Profit/(loss)	1,045,813	896,331	17%	31,179	30,789	1%	1,076,992	927,120	16%
Operating Profit Margin	29%	30%		8%	10%		27%	28%
Adjusted EBITDA (a non-IFRS measure)	1,669,193	1,397,109	19%	33,107	33,379	(1)%	1,702,300	1,430,488	19%
Adjusted EBITDA Margin (a non-IFRS measure)	46%	46%		8%	11%		42%	43%

1.	Other revenue is non-subscription-based revenue. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s revenue increased 20% to ZAR4,031 million (YTD Q3 2025: ZAR3,346 million), and subscription revenue increased 19% to ZAR3,562 million in YTD Q3 2026 (YTD Q3 2025: ZAR2,982 million).

Cartrack’s total revenue increased 20% to ZAR3,635 million (YTD Q3 2025: ZAR3,038 million), driven primarily by its subscription-based business model. Subscription revenue increased 20% to a record of ZAR3,553 million in YTD Q3 2026 (YTD Q3 2025: ZAR2,972 million). Subscription revenue represented 98% of Cartrack’s total revenue (YTD Q3 2025: 98%).

Karooooo Logistics’s revenue increased 27% to ZAR395 million in YTD Q3 2026 (YTD Q3 2025: ZAR310 million).

Cost of Sales

Karooooo’s cost of sales increased 25% to ZAR1,266 million (YTD Q3 2025: ZAR1,014 million).

Cartrack’s cost of sales increased 23% to ZAR990 million (YTD Q3 2025: ZAR804 million). As we strive to accelerate our growth, Cartrack’s cost of sales reflects incremental depreciation and sales commission expenses we incur to grow at a faster rate. Cartrack’s gross profit margin remained strong at 73% (YTD Q3 2025: 74%), and Cartrack’s subscription gross profit margin was 73% (YTD Q3 2025: 75%).

Karooooo Logistics’s cost of sales increased 31% to ZAR276 million (YTD Q3 2025: ZAR210 million). Karooooo Logistics’s gross profit margin was 30% (YTD Q3 2025: 32%), as we increased driver training and quality control to support growth.

Operating Expenses

	Nine Months Ended November 30,
Figures in Rand Thousands	2025	2024	Y-o-Y %
Karooooo’s Operating Expenses	1,701,114	1,416,362	20%
- Cartrack	1,613,242	1,347,073	20%
- Karooooo Logistics	87,872	69,289	27%

Karooooo’s operating expenses increased 20% to ZAR1,701 million in YTD Q3 2026 (YTD Q3 2025: ZAR1,416 million).

Cartrack accounted for ZAR1,613 million (YTD Q3 2025: ZAR1,347 million), in operating expenses including investments in infrastructure and headcount to support territorial expansion and distribution growth. Karooooo Logistics accounted for ZAR88 million (YTD Q3 2025: ZAR69 million) of total operating expenses as we continued disciplined, strategic investment to drive the scalable growth of Karooooo Logistics.

Cartrack’s sales and marketing expenses increased 37% to ZAR620 million in YTD Q3 2026 (YTD Q3 2025: ZAR453 million). We are optimistic that our strategic investment in customer acquisition, including sales headcount, is yielding the desired results and positions us well for continued growth. As these benefits begin to materialize, we remain focused on driving further improvements in new-sales headcount efficiency in the periods ahead.

Cartrack’s general and administration operating expenses increased 12% to ZAR732 million (YTD Q3 2025: ZAR651 million), reflecting disciplined cost management alongside continued investment in infrastructure to support future growth. We expect these costs to increase gradually over time as we scale the business.

Cartrack’s R&D operating expenses increased 9% to ZAR175 million (YTD Q3 2025: ZAR161 million). The strengthening of the ZAR offset some cost increases, as the majority of our R&D headcount is not in South Africa.

Cartrack provided for expected credit losses of ZAR87 million (YTD Q3 2025: ZAR83 million).

Operating Profit and Earnings per share

Karooooo’s operating profit increased 16% to ZAR1,077 million (YTD Q3 2025: ZAR927 million) and earnings per share increased 15% to ZAR24.98 (YTD Q3 2025: ZAR21.70). Excluding secondary offering costs, adjusted earnings per share (a non-IFRS measure) increased 14% to ZAR25.37 (YTD Q3 2025: ZAR22.19).

Cartrack’s operating profit increased by 17% to ZAR1,046 million (YTD Q3 2025: ZAR896 million), and Cartrack’s operating profit margin was 29% (YTD Q3 2025: 30%). Cartrack’s operating profit and operating profit margin incorporate the strategic investment in incremental sales capacity and acquisition-related expenses to support accelerated growth. Although these growth-oriented investments weigh on short term operating profitability, we believe that pursuing accelerated growth—when executed efficiently and supported by strong unit economics—is the appropriate strategy to drive long-term shareholder value.

Karooooo Logistics’s operating profit increased 1% to ZAR31 million (YTD Q3 2025: ZAR31 million), and Karooooo Logistics’s operating profit margin was 8% (YTD Q3 2025: 10%).

Adjusted EBITDA (a non-IFRS measure)

Karooooo’s Adjusted EBITDA increased 19% to ZAR1,702 million (YTD Q3 2025: ZAR1,430 million).

Cartrack’s Adjusted EBITDA increased 19% to ZAR1,669 million (YTD Q3 2025: ZAR1,397 million).

Karooooo Logistics’s Adjusted EBITDA decreased 1% to ZAR33 million (YTD Q3 2025: ZAR33 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

We believe Karooooo remains strongly positioned for growth. We operate in an expanding and largely underpenetrated market, fueled by robust and sustained customer demand. This demand is driven by a heightened focus on digitalization, the need to improve operational efficiency and reduce costs, and increasing attention to safety in physical operations. Our easy-to-use, modern platform empowers our customers to improve operational efficiencies, reduce risk and enhance the safety of their physical operations.

Year to date, we have accelerated Cartrack subscription revenue growth by further expanding our distribution footprint in existing markets, driving broader platform adoption, and capitalizing on growing demand for video solutions. We are encouraged by our positive performance year to date as evidenced by Cartrack’s subscription revenue growth of 20% and ARR growth of 22% at November 30, 2025.

Our proven and profitable business model, underpinned by a strong balance sheet and healthy cash position, provides us with multiple levers for expansion. We believe our ongoing investments in AI innovation, platform capabilities and customer experience positions us to drive durable long-term growth.

We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Historically, subscriber growth has driven our overall growth, so we provided guidance related to subscribers in previous years. For FY2026, we made the decision to provide guidance for subscription revenue growth, which reflects our strategy to cement our leadership position in South Africa by selling two new telemetry devices, Video and Cartrack Tag, to our existing customers. As a result, in FY2026, there are two levers to drive subscription revenue growth – subscribers and ARPU. We are focused on expanding our sales teams to drive new subscriber growth while increasing the adoption of Video and Cartrack Tag solutions within our existing customer base. While business growth has accelerated, we remain people-constrained and continue to build our sales capability to support further acceleration in subscriber growth and cross-sell Video and Cartrack Tag. Currently, the appropriate strategy for the long-term health of the business is to lean into selling Video and Cartrack Tag to our existing customers, to reinforce our leadership position in South Africa.

We are confident that our investments in sales capacity this year will position us well to drive subscriber growth moving forward.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

With Cartrack’s revenue making up the majority of group revenue, the guidance below relates primarily to Cartrack.

Given our momentum year to date we revising our guidance for FY2026 to:

●	Cartrack’s subscription revenue between ZAR4,785 million and ZAR4,900 million, which implies Cartrack subscription revenue growth between 18% and 21%. This compares to our previous outlook of Cartrack subscription revenue between ZAR4,700 million and ZAR4,900 million.

●	Cartrack’s operating profit margin between 27% and 30%. This compares to our previous outlook of Cartrack operating profit margin between 26% and 31%.

●	Karooooo’s adjusted earnings per share (a non-IFRS measure) between ZAR32.50 and ZAR35.50

Balance Sheet, Liquidity and Cash Flow

As we re-invest our earnings for customer acquisition, as of November 30, 2025, our investment in in-vehicle IOT devices increased by ZAR479 million, or 36% to ZAR1,822 million (February 28, 2025: ZAR1,342 million). IOT devices for future use decreased by ZAR61 million, or 15%, to ZAR350 million (February 28, 2025: ZAR412 million).

Other fixed assets increased by ZAR86 million, or 26%, to ZAR411 million (February 28, 2025: ZAR325 million), driven by motor vehicle additions, in line with expanded operational commitments.

Trade and other receivables increased by ZAR78 million, or 13%, to ZAR676 million (February 28, 2025: ZAR597 million), primarily driven by an acceleration in subscription sales. Debtor collection days remain well-managed, with collection days at a healthy 31 days (February 28, 2025: 32 days).

Cash and Cash Equivalents

Karooooo reported a net cash and cash equivalents balance of ZAR531 million at November 30, 2025 (February 28, 2025: ZAR838 million).

At November 30, 2025, the group had overdraft facilities for growth initiatives and other general corporate purposes of ZAR600 million, equally apportioned between Capitec Bank and Standard Bank. Our liquidity position remains solid, underpinned by disciplined financial management and sustained operational cash generation.

In line with the group’s cash management policy, overseen by our capital allocation committee, Karooooo’s excess cash reserves are held in US Dollars.

Free Cash Flow (a non-IFRS measure)

Karooooo reported a healthy quarterly increase of 22% in cash generated from operations before working capital changes of ZAR623 million (Q3 2025: ZAR512 million), driven by strong subscription revenue growth and operating profit.

Adjusted Free Cash Flow (a non-IFRS measure) for the three months ended November 30, 2025, was ZAR239 million (Q3 2025: ZAR188 million). This movement was mainly driven by an increase in trade and other receivables as a result of increased subscription revenue and investment in in-vehicle IOT devices to support our growth. Adjusted Free Cash Flow (a non-IFRS measure) for the nine months ended November 30, 2025 increased 37% to ZAR597 million when compared to the same period of the prior year. The Adjusted Free Cash Flow (a non-IFRS measure) generated is in line with Karooooo’s disciplined capital allocation strategy and supports the group’s growth objectives.

See “Reconciliation of Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure)” for a reconciliation of free cash flow and adjusted free cash flow to net cash generated from operating activities, their most directly comparable IFRS financial measure.

Share Capital and Reserves

At Karooooo’s Annual General Meeting (“AGM”) held on July 25, 2025, shareholders approved the repurchase of up to 10% of the Company’s outstanding shares.

As of November 30, 2025, Karooooo had 30,893,300 ordinary shares issued and outstanding, and paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion other reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

ZAR27.3 million of capital reserve on the balance sheet relates to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relates to the repurchase and cancellation of 279 ordinary shares of Karooooo Logistics, which represented 6.29% of Karooooo Logistics’s issued ordinary shares as of April 30, 2024. A further ZAR18.6 million of capital reserves relates to the repurchase and cancellation of 316 ordinary shares of Karooooo Logistics, which represented 7.60% of Karooooo Logistics’s issued ordinary shares as of September 1, 2025.

Geographical Overview for Cartrack

South Africa

Cartrack’s number of subscribers in this region increased 16% to 1,937,005 at November 30, 2025 (November 30, 2024: 1,675,473), an acceleration compared to 15% growth in the previous quarter. Q3 2026 subscription revenue growth was 21%, a significant acceleration compared to 18% in the previous quarter and 14% in Q3 of the prior financial year. ARPU in South Africa as of November 2025 versus November 2024 increased 7% to ZAR162.

Cartrack subscriber growth reflects our deliberate strategy to reinforce our leadership position in South Africa by growing our customer base and selling Video and Cartrack Tag to customers in South Africa. Importantly, Cartrack subscriber growth accelerated in Q3, which underscores the growth potential of the region. The pace of growth reflects our strategy to drive Cartrack subscription revenue growth through a balanced combination of subscriber additions and selling Video and Cartrack Tag to our existing customers. We are encouraged by the strength of the teams we are building, which position us well to continue broadening our customer base and increase product adoption in the region.

We are committed to building our distribution capabilities to service the demand for our products from both new customers and existing customers, and we are confident that our investments in sales capacity this year position us well to drive Cartrack subscriber growth in moving forward.

We are optimistic about the market opportunity in South Africa and believe there is a long runway to drive strong subscriber growth as we build our sales teams.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

Cartrack’s number of subscribers in this region increased 20% to 318,460 at November 30, 2025 (November 30, 2024: 264,342). Q3 2026 subscription revenue growth increased to 14% (18% on a constant currency basis, a non-IFRS measure). The pace of subscription revenue growth in the region reflects the faster growth of certain countries in Asia that generate lower average revenue per user.

As the second largest contributor to group revenue, Southeast Asia continues to present the most compelling growth opportunity for the group in the medium to long term. YTD net subscriber additions in the region increased 30% to 44,514.

Southeast Asia is a vast underpenetrated market for sophisticated fleet management and video-based solutions, and we are well-positioned to capitalize on the opportunity.

Europe

Cartrack’s number of subscribers in this region increased 16% to 222,867 at November 30, 2025 (November 30, 2024: 191,781). Q3 2026 subscription revenue growth increased to 24% (19% on a constant currency basis, a non-IFRS measure).

We continue to expand our customer base and drive our distribution capabilities in the region.

We have partnered with leading OEMs to provide easy access to our platform, seamlessly integrating their connected vehicle data to our platform through application programming interfaces. We expect these partnerships to contribute to our results in the medium to long term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region as customers seek to simplify compliance with evolving legislation and enforcement.

Africa (excluding South Africa)

Cartrack’s number of subscribers in this region decreased 2% to 90,135 at November 30, 2025 (November 30, 2024: 91,631). Q3 2026 subscription revenue growth was 13% (12% on a constant currency basis, a non-IFRS measure). The decrease in subscribers is primarily as a result of political instability in certain African countries.

This region remains a positive cash generator and is strategic to support our South African customers.

Events subsequent to the Third Quarter 2026

In December 2025, the Board approved a resolution for Cartrack New Zealand Ltd to issue new shares for subscription by Karooooo Management Company Pte. Ltd. Subsequently, Cartrack New Zealand Ltd has repurchased and cancelled certain of its existing ordinary shares, in accordance with the Companies Act of New Zealand.

As a result, the group’s effective shareholding in Cartrack New Zealand Ltd has increased from 51% to 66%.

Dividend Policy

The Board recognizes the importance of investment in achieving growth at scale, and endeavors to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Corruption, Bribery and Whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

The Company will host a corresponding Zoom webinar on Wednesday, January 21, 2026 at 08:00 a.m. Eastern Time (03:00 p.m. South African time; 09:00 p.m. Singaporean time). Investors, analysts and media are invited to join the Zoom webinar at: https://us02web.zoom.us/j/82611545679

Webinar ID: 826 1154 5679

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Through its cloud platform, Karooooo empowers businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety, compliance, risk and environmental impact. Karooooo’s differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2.6 million active subscribers in more than 20 countries.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2025	2024	2025	2024
	(Rand Thousands)
Revenue	1,409,830	1,159,390	4,030,741	3,347,936
Cost of sales	(430,983)	(351,359)	(1,266,157)	(1,013,828)
Gross profit	978,847	808,031	2,764,584	2,334,108
Other income	5,821	3,408	13,522	9,374
Operating expenses	(615,491)	(486,264)	(1,701,114)	(1,416,362)
Sales and marketing	(230,016)	(156,981)	(620,983)	(454,127)
General and administration	(285,408)	(249,508)	(807,267)	(710,420)
Research and development	(62,618)	(57,447)	(186,448)	(169,165)
Expected credit losses on financial assets	(37,449)	(22,328)	(86,416)	(82,650)
Operating profit	369,177	325,175	1,076,992	927,120
Offering costs	203	407	(11,969)	(15,063)
Finance income	5,504	8,824	26,859	33,745
Finance costs	(20,378)	(16,784)	(52,789)	(34,244)
Profit before taxation	354,506	317,622	1,039,093	911,558
Taxation	(86,020)	(76,897)	(253,164)	(229,784)
Profit for the period	268,486	240,725	785,929	681,774

Profit attributable to:
Owners of the parent	264,109	237,264	771,780	670,391
Non-controlling interest	4,377	3,461	14,149	11,383
	268,486	240,725	785,929	681,774

Earnings per share
Basic and diluted earnings per share (ZAR)	8.55	7.68	24.98	21.70

KAROOOOO LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of November 30, 2025	As of February 28, 2025	As of November 30, 2024
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment[1]	3,017,462	2,508,215	2,357,611
Capitalized commission assets	512,103	494,052	456,171
Intangible assets	83,534	83,053	78,642
Goodwill[2]	173,116	174,957	215,867
Loans to related parties	28,700	28,700	-
Long-term other receivables and prepayments	2,141	11,629	41,671
Deferred tax assets	131,549	121,749	115,739
Total non-current assets	3,948,605	3,422,355	3,265,701
Current assets
Inventories	5,318	3,830	3,796
Trade and other receivables and prepayments	675,758	597,461	581,938
Income tax receivables	13,980	12,622	13,517
Cash and cash equivalents	575,278	1,042,882	921,736
Total current assets	1,270,334	1,656,795	1,520,987
Total assets	5,218,939	5,079,150	4,786,688
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853	7,142,853
Other capital reserve[3,4]	(3,639,875)	(3,621,245)	(3,621,245)
Common control reserve[5]	(2,709,236)	(2,709,236)	(2,709,236)
Actuarial reserve	114	139	-
Foreign currency translation reserve	200,703	277,866	246,111
Retained earnings	2,190,245	2,112,091	1,861,451
Equity attributable to equity holders of parent	3,184,804	3,202,468	2,919,934
Non-controlling interest	50,484	43,099	45,994
Total equity	3,235,288	3,245,567	2,965,928
Liabilities
Non-current liabilities
Term loans[6,7]	42,871	31,640	283,552
Lease liabilities	164,945	127,251	118,260
Deferred revenue	126,746	126,959	126,317
Deferred tax liabilities	135,985	95,892	73,708
Total non-current liabilities	470,547	381,742	601,837
Current liabilities
Term loans[6,7]	260,173	283,313	36,720
Trade and other payables	624,867	469,937	575,285
Loans from related parties	-	138	355
Lease liabilities	124,140	77,445	73,058
Deferred revenue	387,354	357,780	343,687
Bank overdraft	43,932	205,299	65,810
Income tax payables	72,638	57,039	123,054
Provision for warranties	-	890	954
Total current liabilities	1,513,104	1,451,841	1,218,923
Total liabilities	1,983,651	1,833,583	1,820,760
Total equity and liabilities	5,218,939	5,079,150	4,786,688

1.	Included in property, plant and equipment are:

	As of November 30, 2025	As of February 28, 2025	As of November 30, 2024
	(Rand Thousands)
Capitalized telematics devices – Work in progress	135,120	152,253	134,219
Capitalized telematic devices – Uninstalled	215,076	259,360	259,987
Capitalized telematic devices – Installed	1,821,540	1,342,091	1,240,005
South African Central Office Property	434,576	429,150	321,708
Other Fixed Assets	411,150	325,361	401,692
Total	3,017,462	2,508,215	2,357,611

2.	Goodwill is net of an impairment charge of ZAR 43.6 million related to the Mozambique operations during Q4 2025.

3.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

4.

Included in capital reserves are ZAR27.3 million relating to the cancellation of Karooooo’s treasury shares and ZAR30.0 million of capital reserve relating to the repurchase and cancellation of Karooooo Logistics’ ordinary shares.

5.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

6.

In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250 million to Purple Rain Properties No. 444 Proprietary Limited (the owner of the regional South Africa central office under constructions) at the South Africa Prime Interest Rate less 1.5%.

7.	In September 2024 and June 2025, Cartrack Portugal, S.A., secured loans of EUR2 million and EUR 1 million, respectively, from Banco Comercial Português, S.A. The loans bear an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year and five-year period.

KAROOOOO LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2025	2024	2025	2024
	(Rand Thousands)
Cash generated from operations before working capital changes	623,203	511,598	1,786,164	1,493,074
Changes to working capital[1]	(25,184)	(35,933)	(110,509)	360,204
Cash generated from operations	598,019	475,665	1,675,655	1,853,278
Finance income received	5,504	8,824	26,859	33,745
Finance cost paid	(20,301)	(16,784)	(53,959)	(34,244)
Income tax paid	(26,771)	(25,285)	(183,328)	(179,997)
Net cash flows from operating activities	556,451	442,420	1,465,227	1,672,782
Net cash flows utilized by investing activities	(332,222)	(268,604)	(911,687)	(789,081)
Net cash flows utilized by financing activities	(64,986)	12,438	(805,900)	(414,380)
Net cash and cash equivalents movements for the period	159,243	186,254	(252,360)	469,321
Cash and cash equivalents as at the beginning of the period	392,767	674,324	837,583	436,165
Translation differences on cash and cash equivalents	(20,664)	(4,652)	(53,877)	(49,560)
Total cash and cash equivalents at the end of the period	531,346	855,926	531,346	855,926

1.	As of February 29, 2024 the group had ZAR486 million in bank fixed deposits with maturity dates exceeding three months (these bank fixed deposits were classified under trade and other receivables as of February 29, 2024 and as cash on and cash equivalents as of May 31, 2024).

KAROOOOO LTD.

RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)

AND ADJUSTED FREE CASH FLOW (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2025	2024	2025	2024
	(Rand Thousands)
Net cash generated from operating activities	556,451	442,420	1,465,227	1,672,782
Less: purchase of property, plant and equipment[1]	(317,116)	(254,811)	(868,191)	(750,669)
Free Cash Flow (a non-IFRS measure)	239,335	187,609	597,036	922,113
Fixed deposits with maturity dates exceeding three months	-	-	-	(485,681)
Adjusted Free Cash Flow (a non-IFRS measure)	239,335	187,609	597,036	436,432

1.	For the quarter ended November 30, 2025, included in the purchase of property, plant and equipment are development cost of ZAR3 million (November 30, 2024: ZAR6 million) for the new South African Central Office in Rosebank, Johannesburg.

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2025	2024	2025	2024
	(Rand Thousands)
Profit for the period	268,486	240,725	785,929	681,774
Taxation	86,020	76,897	253,164	229,784
Finance income	(5,504)	(8,824)	(26,859)	(33,745)
Finance costs	20,378	16,784	52,789	34,244
Offering costs	(203)	(407)	11,969	15,063
Depreciation of property, plant and equipment and amortization of intangible assets	218,582	176,073	625,308	503,368
Adjusted EBITDA (a non-IFRS measure)	587,759	501,248	1,702,300	1,430,488
Profit margin	19%	21%	19%	20%
Adjusted EBITDA margin (a non-IFRS measure)	42%	43%	42%	43%

KAROOOOO LTD.
BASIC AND DILUTED EARNINGS PER SHARE AND

ADJUSTED EARNING PER SHARE (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2025	2024	2025	2024
	(Rand Thousands)
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	264,109	237,264	771,780	670,391
Adjust for:
Offering costs	(203)	(407)	11,969	15,063
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	263,906	236,857	783,749	685,454

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,893	30,893	30,895

Basic and diluted earnings per share	8.55	7.68	24.98	21.70

Adjusted basic and diluted earnings per share[1] (a non-IFRS measure)	8.54	7.67	25.37	22.19

1.	Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months and Nine Months Ended November 30, 2025

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months and nine months ended November 30, 2024, as applicable using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended November 30,
	2025	2024	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	1,239,099	1,031,942	20%
Conversion impact of other currencies	922	-
Subscription revenue on a constant currency basis	1,240,021	1,031,942	20%

TOTAL REVENUE

	Three Months Ended November 30,
	2025	2024	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Total revenue as reported	1,409,830	1,159,390	22%
Conversion impact of other currencies	929	-
Total revenue on a constant currency basis	1,410,759	1,159,390	22%

SUBSCRIPTION REVENUE

	Nine Months Ended November 30,
	2025	2024	Year- on-Year Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	3,562,442	2,981,695	19%
Conversion impact of other currencies	(8,466)	-	-
Subscription revenue on a constant currency basis	3,553,976	2,981,695	19%

TOTAL REVENUE

	Nine Months Ended November 30,
	2025	2024	Year- on-Year Change
	(Rand Thousands)		Percentage
Total revenue as reported	4,030,741	3,347,936	20%
Conversion impact of other currencies	(8,602)	-	-
Total revenue on a constant currency basis	4,022,139	3,347,936	20%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to offering costs.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Delivery-as-a-service Revenue (DaaS)

DaaS Revenue (a non-IFRS) measure) is defined as the total revenue generated from last-mile delivery services, including subscription-based revenue associated with these services.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a periodic basis by dividing the cumulative subscription revenue for the period by the average of the opening subscriber balance at the beginning of the period and closing subscriber balance at the end of the period and dividing this by the number of months in the period.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow and Adjusted Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. Adjusted Free Cash Flow (a non-IFRS measure) further include fixed deposits with maturity dates exceeding three months that were classified as trade and other receivables. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure), are useful in evaluating our operating performance. We believe that Free Cash Flow and Adjusted Free Cash Flow are useful indicators of liquidity and the ability of the group to turn revenues into Free Cash Flow, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow and Adjusted Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business

Rule of 40

The sum of revenue growth and operating margin for a period of 12 months sum to greater than 40.

Rule of 60

The sum of revenue growth and adjusted EBITDA margin for the period of 12 months sum to greater than 60.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying (i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus (ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our expectations regarding the effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, conflict in Middle East, political and economic uncertainty in African countries, geopolitical tensions involving China and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates, shifting trade policies and monetary policy changes, upon our and our customers’ and partners’ respective businesses;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of software-as-a-service (“SaaS”) fleet management platform;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key component suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors” in our latest Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.